EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2002
(Dollars in Thousands)
(Unaudited)
FIXED CHARGES:

Interest Expense	$44,725
Amortization of Debt Premium, Discount and Expense	541
Interest Component of Rentals	12

Total Fixed Charges	$45,278

EARNINGS:

Net Income	$61,824

Add:
Income Taxes Applicable to Utility Operating Income	37,246
Income Taxes Applicable to Non-Utility Operating Income	3,880
Income Taxes Applicable to Other Income (Expenses)-Net	3
Total Fixed Charges	45,278

Total Earnings	$148,231

Ratio of Earnings to Fixed Charges	3.3